02037553

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

P.E.
For 21 May, 2002

GlaxoSmithKline plc
(Name of registrant)

GLAXOSMITHKLINE, 980 GREAT WEST ROAD,
BRENTFORD, MIDDLESEX TW8 9GS
(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports
under cover Form 20-F or Form 40-F

Form 20-F _____ Form 40-F

Indicate by check mark whether the registrant by furnishing the information
contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes ____ No ___

GlaxoSmithKline

GlaxoSmithKline plc
980 Great West Road
Brentford
Middlesex
TW8 9GS

Tel. +44 (0)20 8047 5000
www.gsk.com

21 May 2002

GlaxoSmithKline PLC

GSK Share Re-Purchases

GlaxoSmithKline plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 20 May 2002, it purchased for cancellation 910,000 of its ordinary shares on 21 May 2002 at a price of 1638.13p per share.

Registered in England & Wales
No. 3888792

Registered office
980 Great West Road
Brentford, Middlesex. TW8 9GS

GlaxoSmithKline

GlaxoSmithKline plc
980 Great West Road
Brentford
Middlesex
TW8 9GS

Tel. +44 (0)20 8047 5000
www.gsk.com

Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.

17 May 2002 The Administrators of the SmithKline Beecham Employee Benefit Trust ("the Trust") notified the Company on the 20 May 2002 that 132,298 Ordinary shares had been transferred from the Trust to participants of the SmithKline Beecham 1991 Share Option Plan.

The Trust is a discretionary fund of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Two of the Company's directors, Dr J P Garnier and John Coombe are therefore interested in the shares held in the fund from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.

S M Bicknell
Company Secretary

21 May 2002

Registered in England & Wales
No. 3888792

Registered office
980 Great West Road
Brentford, Middlesex. TW8 9GS

GlaxoSmithKline

GlaxoSmithKline plc
980 Great West Road
Brentford
Middlesex
TW8 9GS

Tel. +44 (0)20 8047 5000
www.gsk.com

GlaxoSmithKline Annual General Meeting Poll Results

GlaxoSmithKline is pleased to announce that the Second Annual General Meeting of shareholders of the Company was held at the Queen Elizabeth II Conference Centre on Monday 20th May 2002 at 2.30pm. All the resolutions proposed at the meeting were approved. The following table shows the votes cast for each Resolution:

	Resolution	Total Votes For*	Total Votes Against
1.	**Adoption of Financial Statements**	3,477,877,370	178,630,017
2.	**Re-election of Paul Allaire as a Director**	3,485,258,761	77,210,561
3.	**Re-election of Dr Michèle Barzach as a Director**	3,422,751,683	18,188,092
4.	**Re-appointment of Auditors**	3,433,906,720	65,302,726
5.	**Remuneration of Auditors**	3,612,287,622	8,510,665
6.	**Authorise donations to EU Political Organisations & incur EU Political Expenditure**	3,461,772,473	111,068,379
7.	**Disapplication of pre-emption rights****	3,677,163,156	37,908,042
8.	**Authority for the Company to purchase its own shares****	3,658,295,583	25,606,158

* Includes discretionary votes
** Indicates Special Resolutions requiring a 75% majority

S M Bicknell
Company Secretary
21st May 2002

Registered in England & Wales
No. 3888792

Registered office
980 Great West Road
Brentford, Middlesex. TW8 9GS

GlaxoSmithKline

GlaxoSmithKline plc
980 Great West Road
Brentford
Middlesex
TW8 9GS

Tel. +44 (0)20 8047 5000
www.gsk.com

Chairman of the Corporate Social Responsibility Committee

The Board of GlaxoSmithKline plc announces that Sir Christopher Hogg, Chairman of GlaxoSmithKline plc, has been appointed Chairman of the company's Corporate Social Responsibility Committee. He replaces Sir Richard Sykes who, as previously announced, retired from the Board at the conclusion of the company's Annual General Meeting yesterday.

Sir Christopher Hogg was appointed a Non-executive Director in May 2000 and has succeeded Sir Richard Sykes as Chairman of GlaxoSmithKline plc. He was formerly a Non-executive Director of SmithKline Beecham plc.

S M Bicknell
Company Secretary

21 May 2002

Registered in England & Wales
No. 3888792

Registered office
980 Great West Road
Brentford, Middlesex. TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: 21 May, 2002

By:

VICTORIA LLEWELLYN
Authorised Signatory for and on behalf of GlaxoSmithKline plc